April 14, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	NusaTrip Incorporated (the “Company”)
Registration Statement on Form S-1
Filed March 21, 2025 File No. 333-285997

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 11, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1

Explanatory Note, page 0

1.	Please revise to ensure that the language is accurately tailored to the facts of this new filing on Form S-1. In that regard, you currently state: “The information included in this Post-Effective Amendment No. 1 amends the Registration Statement and the prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment No. 1....”.

Response: In response to the Staff’s comment, the Company has removed the relevant disclosures under the Explanatory Note on page 0.

Capitalization, page 38

2.	Please revise your table and surrounding disclosure on page 38 to address the following items or explain why no revision is required:

●	The Pro Forma cash, short term liabilities and total liabilities including lease obligations balances appear to include an adjustment for the $1,600,002 proceeds from the Convertible Notes offering. However, as the Convertible Notes were issued in fiscal year 2024, it is unclear why these amounts are not included in the Actual (Audited) balances.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on  pages F-27, Alt-3 and II-2 of the Amendment. The previous disclosure inadvertently indicated “issued” with respect to the Convertible Notes on October 18,2024, however, the Convertible Notes were converted on February 10, 2025.

●	The amounts disclosed in footnotes 1 and 2 to the table do not fully support the adjustments to calculate the additional paid in capital on a Pro Forma and Pro Forma As Adjusted basis. Revise the amounts or clarify the additional balances included in the adjustments.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 38 of the Amendment.

Management, page 80

3.	Please update the ages of your executive officers and directors. For example, we note that your CEO Tjin Patrick Soetanto has remained 52 since your first submission in 2023. See Item 401(a) and (b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 80 of the Amendment.

Executive Compensation, page 84

4.	We note your disclosure of 2024 compensation , as well as the terms of employment agreements disclosed thereunder. However, certain executive officer and director compensation differs materially from the terms of their employment agreements. When there is any material variance, please disclose the material terms of each named executive officer and director’s compensation as paid in 2024. See Item 402(o) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully submits that the effectiveness of the respective employment agreements between Tjin Patrick Soetanto, Yee Siong Tan, Albert Nicolas, and Anson Neo and the Company is conditioned upon the effective date of the Company’s registration statement for the initial public offering. As a result, both Tjin Patrick Soetanto’s and Yee Siong Tan’s 2024 compensation align with their existing agreements with SOPA and both Albert Nicolas’ and Anson Neo’s 2024 compensation align with their existing agreements with PT Tunas Sukses Mandiri, a subsidiary of the Group. Further, the Company respectfully submits that only Heather Maynard’s employment agreement is currently effective. As a result, Ms. Maynard’s 2024 compensation aligns with her employment agreement as disclosed in exhibit 10.8 of the Amendment.

Financial Statements

Note 15 - Segment Information, page F-27

5.	We note your disclosure in Note 15 that management has determined the Company has one reportable segment. We further note the disclosures on page 69 which identify your reportable segments as B2B, B2C and Hotel Platform and your disclosures at page F-9 indicating that you have five reportable operating segments, (i) Ticketing, (ii) Online advertisement, (iii) Hotel reservation, (iv) Hotel technology platform software, and (v) Ancillary that you aggregate into one reportable segment. Please reconcile the inconsistencies between these disclosures. In addition, the adoption of ASU 2023-07 includes disclosure requirements for entities that have a single reportable segment. Expand your disclosures to address these new requirements as noted in ASC 280-10-50-20. You may also refer to the guidance in ASC 280-10-55-15D through 55-15F.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 69 and F-9 of the Amendment.

Note 17 - Subsequent Events, page F-27

6.	Expand your footnote disclosures to address how the issuance of the Convertible Notes Offering on October 18, 2024, as further amended on November 13, 2024 were accounted for in your financial statements as of and for the year ended December 31, 2024. We understand the notes were subsequently converted after the fiscal year end in February 2025.

Response: In response to the Staff’s comment, the Company revised the relevant disclosure on pages F-27, Alt-3 and II-2 of the Amendment. The previous disclosure inadvertently indicated “issued” with respect to the Convertible Notes on October 18,2024, however, the Convertible Notes were converted on February 10, 2025.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
cc: Mr. Tjin Patrick Soetanto